December 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E. Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: Algernon Pharmaceuticals Inc.
Request for Withdrawal of Registration Statement on Form F-1
Initially filed February 22, 2022
File No. 333-262878

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Algernon Pharmaceuticals Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant's Registration Statement on Form F-1 (File No. 333-262878), initially filed with the Commission on February 22, 2022, as thereafter amended, together with all exhibits thereto (collectively, the "Registration Statement").

At this time, the Registrant has determined not to proceed with its proposed public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at Algernon Pharmaceuticals Inc., 400 - 601 West Broadway, Vancouver, British Columbia, Canada V5Z 4C2.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Michael Shannon, legal counsel to the Registrant, at michael.shannon@mcmillan.ca.

Sincerely, Algernon Pharmaceuticals Inc.

/s/ James Kinley James Kinley Chief Financial Officer